                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ---------------------------

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            FRONTIER OIL CORPORATION

                                (Name of Issuer)


                         COMMON STOCK, WITHOUT PAR VALUE

                         (Title of Class of Securities)

                                    35914P105

                                 (CUSIP Number)

                                 W. JOHN GLANCY
                                HOLLY CORPORATION
                         100 CRESCENT COURT, SUITE 1600
                              DALLAS, TX 75201-6977
                                 (214) 871-3555

                                 WITH A COPY TO:

                                ALAN J. BOGDANOW
                             VINSON & ELKINS L.L.P.
                            3700 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                              DALLAS, TX 75201-2975
                                 (214) 220-7700


       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                 MARCH 30, 2003

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

-------------------
CUSIP NO. 35914P105               SCHEDULE 13D
-------------------

      1    Name of Reporting Person                                                       HOLLY CORPORATION
           I.R.S. Identification No. of above person (entities only)                      75-1056913
---------- ------------------------------------------------------------------------------------------------------
      2    Check the appropriate box if a member of a group                                              (a)[ ]
                                                                                                         (b)[X]
           [X]
---------- ------------------------------------------------------------------------------------------------------
      3    SEC Use Only
---------- ------------------------------------------------------------------------------------------------------
      4    Source of Funds                                                                                   OO

---------- ------------------------------------------------------------------------------------------------------
      5    Check if Disclosure of Legal Proceedings is                                                      [ ]
           Required Pursuant to Items 2(d) or 2(e)
---------- ------------------------------------------------------------------------------------------------------
      6    Citizenship or Place of Organization                                                        DELAWARE
------------------------------------------ -------- -------------------------------------------------------------
            Number of Shares                   7    Sole Voting Power            2,058,300 (SEE ITEMS 3 AND 5)
                                           -------- -------------------------------------------------------------
       Beneficially Owned by Each              8    Shared Voting Power                                      0
                                           -------- -------------------------------------------------------------
          Reporting Person With                9    Sole Dispositive Power                                   0
                                           -------- -------------------------------------------------------------
                                              10    Shared Dispositive Power                                 0
---------- ------------------------------------------------------------------------------------------------------
     11    Aggregate Amount Beneficially Owned by each Reporting Person(1)       2,058,300 (SEE ITEMS 3 AND 5)
---------- ------------------------------------------------------------------------------------------------------
     12    Check if the Aggregate Amount ins Row (11) Excludes Certain Shares                               [ ]
---------- ------------------------------------------------------------------------------------------------------
     13    Percent of Class Represented by Amount in Row (11) (2)                                         7.50%
---------- ------------------------------------------------------------------------------------------------------
     14    Type of Reporting Person                                                                          CO
---------- ------------------------------------------------------------------------------------------------------

(1) The filing of this Schedule 13D is not, and shall not be construed as, an admission that the filer or any of its executive officers or directors beneficially owns any of the shares for which it is listed as having sole voting power. See Items 5 and 6.

(2) Based on 25,925,383 shares of common stock outstanding as of March 17, 2003, according to information provided by the Issuer, and 1,536,750 shares included in Row (11) above, which are deemed to be outstanding by operation of Rule 13d-3 of the Act.

                        STATEMENT PURSUANT TO RULE 13D-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Statement relates is the common stock, without par value ("Frontier Common Stock"), of Frontier Oil Corporation, a Wyoming corporation (the "Issuer"). The address of the Issuer's principal executive office is 10000 Memorial Drive, Suite 600, Houston, Texas 77024-3411.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is hereby filed by Holly Corporation, a Delaware corporation ("Holly").

         (b) The address of Holly's principal office is 100 Crescent Court, Suite 1600, Dallas, Texas 75201-6977.

         (c) Holly's principal business is petroleum refining.

         (d) Holly affirms that it is not required to disclose any legal proceedings pursuant to Item 2(d).

         (e) Holly affirms that it is not required to disclose any legal proceedings pursuant to Item 2(e).

         (f) Not applicable.

         Set forth on Schedule A is the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Holly as of the date hereof. During the last five years, to the knowledge of Holly, no person named on Schedule A as a director or executive officer of Holly has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the knowledge of Holly, each of the individuals listed on Schedule A attached hereto is a citizen of the United States.

         Holly, and all directors and executive officers of Holly, disclaim membership of any group for purposes of Rule 13d-1 under the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On March 30, 2003, Holly entered into an Agreement and Plan of Merger (the "Agreement"), among Holly, the Issuer, Front Range Himalaya Corporation, a Wyoming corporation ("Parent"), Front Range Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub One"), and Himalaya Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub Two"), pursuant to which Merger Sub One will merge with and into Frontier with Frontier surviving the merger as a wholly-owned subsidiary of Parent (the "Frontier Merger") and Merger Sub Two will merge with and into Holly with Holly surviving the merger as a wholly-owned subsidiary of Parent (the "Holly Merger," and together with the Frontier Merger, the "Merger"). Each share of common stock, par value $.01 ("Holly Common Stock"), of Holly outstanding at the effective time of the Merger will be converted into the right to receive one share of common stock, par value $.01, of Parent ("Parent Common Stock"), one contingent value right relating to potential net recoveries in litigation related to Holly's prior sales of jet fuel to the United States government, and an amount of cash equal to the quotient of (i) $172,500,000 divided by (ii) the number of outstanding shares of Holly Common

Stock immediately prior to the effective time of the Merger. Each share of Frontier Common Stock outstanding at the effective time of the Merger will be converted into one share of Parent Common Stock.

         As a condition and inducement to Holly entering into the Agreement, Holly entered into Frontier Affiliate's Support Agreements (the "Support Agreements"), with the following shareholders of Frontier: James R. Gibbs, Julie
H. Edwards, W. Reed Williams, Douglas Y. Bech, G. Clyde Buck, T. Michael Dossey, James H. Lee, Paul B. Loyd, Jr., James S. Palmer and Carl W. Schafer (the "Shareholders"), relating to an aggregate of 2,058,300 shares of Frontier Common Stock (the "Shares") beneficially owned by such Shareholders. The Shares consist of 521,550 shares of Frontier Common Stock and 1,536,750 options to purchase Frontier Common Stock. Holly did not pay any additional consideration to the Shareholders in connection with the execution and delivery of the Support Agreements.

         Pursuant to the Support Agreements, each of the Shareholders has agreed, with respect to the Shares beneficially owned by such Shareholder: (1) not to transfer or to enter into an agreement to transfer any of the Shares prior to the termination of the Support Agreement except in certain limited circumstances, (2) not to grant any proxy or deposit the Shares in any voting trust or enter into any voting agreement or similar agreement in contravention of the obligations of the Shareholder under the Support Agreement, and (3) to cause the Shares to be voted (i) in favor of the approval and adoption of the terms of the Agreement and each of the other transactions contemplated by the Agreement, (ii) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer or any of its subsidiaries under the Agreement or of the Shareholder under the Support Agreement and (iii) against (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Issuer or any of its subsidiaries and any acquisition proposals with respect to the Issuer, (B) any sale, lease or transfer of a significant part of the assets (other than sales of current assets in the ordinary course of business) of the Issuer or any of its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Issuer or any of its subsidiaries and (C)(1) any change in the persons who constitute the board of directors of the Issuer that is not approved in advance by at least a majority of the persons who were directors of the Issuer as of March 30, 2003, (2) any change in the capitalization of the Issuer or any amendment of the Issuer's certificate of incorporation or bylaws, (3) any other material change in the Issuer's corporate structure or business or (4) any other action or proposal involving the Issuer or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Agreement. Pursuant to the Support Agreements, each Shareholder has granted Holly an irrevocable proxy to vote the Shares as described in (3) above.

         The Support Agreements terminate upon the earlier of (1) the date and time that the Agreement is terminated pursuant to its terms, (2) the effective time of the Merger or (3) October 31, 2003.

         References to and descriptions of the Merger, the Agreement and the Support Agreements are qualified in their entirety by reference to copies of the Agreement and the Form of Frontier Affiliate's Support Agreement, respectively, included as Exhibits 1 and 2 to this Statement, and incorporated into this Item 3 in their entirety where such references and descriptions appear.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The purpose of the Merger, as provided for in the Agreement, is to accomplish the combination of Holly and Frontier. Upon consummation of the Merger, the Board of Directors of the Parent will consist one-half of directors appointed by Frontier and one-half of directors appointed by Holly until changed in accordance with Parent's articles of incorporation or bylaws or in accordance with applicable law. The articles of incorporation and bylaws of Parent following the Merger will be the articles of incorporation and bylaws set forth as exhibits to the Agreement. Additionally, upon consummation of the Merger, shares of Frontier Common Stock and Holly Common Stock will no longer be traded on any exchange and will be eligible for termination of registration pursuant to
Section 12(g)(4) of the Act.

         The purposes of the Support Agreements are to ensure that the Shares are voted in favor of the Frontier Merger and against any competing proposals.

         References to and descriptions of the Merger, the Agreement and the Support Agreements are qualified in their entirety by reference to copies of the Agreement and the Form of Frontier Affiliate's Support Agreement, respectively, included as Exhibits 1 and 2 to this Statement, and incorporated into this Item 4 in their entirety where such references and descriptions appear.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         a) As a result of the Support Agreements, Holly may be deemed to be the beneficial owner of 2,058,300 shares of Frontier Common Stock. Such shares constitute approximately 7.50% of the shares of Frontier Common Stock (calculated pursuant to Rule 13d-3) as of March 30, 2002, according to information provided by the Issuer and the Shareholders.

         (b) As a result of the Support Agreements, Holly has the sole power to vote or direct the vote of the Shares with respect to those matters described in
Item 3 above. However, Holly is not entitled to vote the Shares with respect to any matters or to exercise any rights as a shareholder of the Issuer other than as described above and Holly disclaims beneficial ownership of the Shares. Holly does not have any power to dispose of the Shares.

         (c) There have been no transactions by Holly in securities of the Issuer during the past 60 days. To the knowledge of Holly, there have been no transactions by any director or executive officer of Holly in securities of the Issuer during the past 60 days.

         (d) To the knowledge of Holly, the Shareholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Other than the Agreement and the Support Agreements, to the knowledge of Holly, there are no contracts, arrangements, understandings or relationships among Holly or any of the directors or executive officers of Holly and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or options arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.

         The following documents are filed as exhibits:

         (1) Agreement and Plan of Merger, dated March 30, 2003, among Holly, the Issuer, Parent, Merger Sub One and Merger Sub Two (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Holly Corporation on April 2, 2003).

         (2) Form of Frontier Affiliate's Support Agreement (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Holly Corporation on April 2, 2003).

                                   SIGNATURES

         After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  April 9, 2003
                                   By: /s/ STEPHEN J. MCDONNELL
                                      ------------------------------------------
                                      Stephen J. McDonnell
                                      Vice President and Chief Financial Officer

                                   SCHEDULE A

              DIRECTORS AND EXECUTIVE OFFICERS OF HOLLY CORPORATION

         The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the directors and executive officers of Holly is set forth below. Unless otherwise indicated below, each occupation set forth opposite the name of each person refers to employment with Holly, which, through its wholly owned subsidiaries, is principally engaged in the business of petroleum refining. The address of Holly is 100 Crescent Court, Suite 1600, Dallas, Texas 75201-6977. The business address of each person listed below is, unless otherwise indicated, 100 Crescent Court, Suite 1600, Dallas, Texas 75201-6977.

              Director/Executive Officer                             Principal Occupation or Employment
              --------------------------                             ----------------------------------
Matthew P. Clifton (Director, Executive Officer)        President

W. John Glancy (Director, Executive Officer)            Senior Vice President, General Counsel and Secretary

William J. Gray (Director)                              Retired

Marcus R. Hickerson (Director)                          President, Waxahachie Community Development Corporation

Thomas K. Matthews (Director)                           Financial consultant

Stephen J. McDonnell (Executive Officer)                Vice President and Chief Financial Officer

Robert G. McKenzie (Director)                           Private consultant

C. Lamar Norsworthy, III (Director, Executive Officer)  Chairman of the Board and Chief Executive Officer

Jack P. Reid (Director)                                 Retired

Paul T. Stoffel (Director)                              Chairman, Triple S Capital Corp., Paul Stoffel Investments,
                                                        5949 Sherry Lane, Dallas, Texas  75225

                                INDEX TO EXHIBITS

EXHIBIT NO.

         (1) Agreement and Plan of Merger, dated March 30, 2003, among Holly, the Issuer, Parent, Merger Sub One and Merger Sub Two (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Holly Corporation on April 2, 2003).

         (2) Form of Frontier Affiliate's Support Agreement (incorporated herein by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Holly Corporation on April 2, 2003).